SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUBURU, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67021W 103

(CUSIP Number)

Wilson-Garling 2020 Family Trust uad 9/20/20

Jill Garling

c/o Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(720) 767-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Michael J. Danaher

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

January 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67021W 103

1	NAMES OF REPORTING PERSON Wilson-Garling 2020 Family Trust uad 9/20/20
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,311,410(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,311,410(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,311,410(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%(4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 3,311,410 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) held directly by held by Wilson-Garling 2020 Family Trust uad 9/20/20 (the “Trust”), of which Ms. Garling is the trustee. As trustee, Ms. Garling exercises voting and investment control over the shares held by the Trust.

1	NAMES OF REPORTING PERSON Jill Garling, as Trustee of the Wilson-Garling 2020 Family Trust uad 9/20/20
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,311,410(1)
	8	SHARED VOTING POWER 619,768(2)
	9	SOLE DISPOSITIVE POWER 3,311,410(1)
	10	SHARED DISPOSITIVE POWER 619,768(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,931,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.92%(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 3,311,410 shares of Common Stock held directly by held by the Trust, of which Ms. Garling is the trustee. As trustee, Ms. Garling exercises voting and investment control over the shares held by the Trust. Ms. Garling may also be deemed to have voting and dispositive control over the shares held by W-G Investments, LLC of which she is a member and of which her spouse is the sole manager.

(2)

Consists of (i) 619,768 shares of Common Stock held by W-G Investments, LLC and 242,410 shares of Common Stock issuable to W-G Investments, LLC upon conversion of the 121,205 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (the “Preferred Stock”), held by W-G Investments, LLC at a Conversion Price (as defined below) equal to $10.00 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Conversion Ratio”). The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price (as defined below). Thomas J. Wilson, is the sole manager of W-G Investments, LLC and as such, has voting and dispositive power over the shares. Mr. Wilson is a former member of the Legacy Nuburu board of directors and is the spouse of Ms. Garling. Ms. Garling may also be deemed to have voting and dispositive control over the shares held by W-G Investments, LLC of which she is a member and her spouse is the sole manager.

(3)

Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by Ms. Garling by (ii) the sum of (a) 32,990,092 shares of Common Stock outstanding as of January 31, 2023 and (b) 242,410 shares of Common Stock issuable to the Sponsor upon conversion of all the shares of Preferred Stock currently held by W-G Investments, LLC at the Maximum Conversion Ratio.

Item 1. Security and Issuer.

This Schedule 13D is being filed jointly by the individual and the trust listed in Item 2(a) below and relates to the Common Stock of Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.) (the “Issuer”). The principal executive offices of the Issuer are located at c/o Nuburu, Inc., 7442 S Tucson Way, Suite 130, Centennial, CO 80112.

Item 2. Identity and Background.

(a)	The names of the Reporting Persons are Wilson-Garling 2020 Family Trust uad 9/20/20 and Jill Garling, as trustee of the Wilson-Garling 2020 Family Trust uad 9/20/20.

(b)	The address for the principal business office of each Reporting Person is:

c/o Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(c)	Ms. Garling’s principal occupation is Chair of the board of directors of Facing History & Ourselves, 89 South Street, Suite 401, Boston, MA 02111.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Garling is a citizen of the United States of America. The Trust is organized under the laws of the State of Illinois.

Because each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Act, each of the Reporting Persons may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities that any particular Reporting Person does not directly own. Each Reporting Person disclaims beneficial ownership of the securities reported herein that such Reporting Person does not directly own.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated August 5, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Legacy Nuburu”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nuburu was effected through the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu surviving as the surviving company and as a wholly owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “business combination”). The business combination closed on January 31, 2023 (the “Closing Date”).

Business Combination Agreement

Pursuant to the Business Combination Agreement, at the effective time of the business combination (the “Effective Time”):

•

Each share of Legacy Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Legacy Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00 (such shares of Legacy Nuburu Preferred Stock receiving a number of shares of Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock (as defined below) that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (as defined below).

•

Each share of Legacy Nuburu common stock, par value $0.0001 per share (“Legacy Nuburu Common Stock” and, together with Legacy Nuburu Preferred Stock, “Legacy Nuburu Equity Securities”) issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio.

•

Each option to purchase shares of Legacy Nuburu Common Stock (each such option, a “Legacy Nuburu Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Legacy Nuburu Option immediately prior to the Effective Time.

•

Each restricted stock unit granted by Nuburu (each a “Legacy Nuburu RSU”) outstanding immediately prior to the Effective Time was converted into a restricted stock unit of Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Legacy Nuburu RSU immediately prior to the Effective Time.

•	Each warrant to purchase shares of Nuburu Common Stock (each, a “Legacy Nuburu Warrant”) outstanding immediately prior to the Effective Time was treated in accordance with its terms.

•

Each convertible promissory note issued by Nuburu (each a “Legacy Nuburu Note”) outstanding immediately prior to the Effective Time was canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Legacy Nuburu Note as of immediately prior to the Effective Time, which shares were then outstanding as of immediately prior to the Effective Time and subsequently converted into Common Stock (and with such shares entitled to participate in the Preferred Stock Issuance (as defined in the Business Combination Agreement).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration (as defined below) by (y) the number of Fully-Diluted Legacy Nuburu Shares (as defined below). The “Aggregate Common Stock Merger Consideration” means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issuable in respect of Unconverted Preferred Stock pursuant to the Business Combination Agreement. “Fully-Diluted Legacy Nuburu Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Legacy Nuburu Capital Stock (as defined in the Business Combination Agreement) that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Legacy Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Legacy Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Legacy Nuburu Warrants, Legacy Nuburu Options, Legacy Nuburu RSUs and Legacy Nuburu Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

Prior to the closing of the Business Combination (the “Closing”), on January 31, 2023, the Issuer declared an issuance of shares of Preferred Stock (the “Preferred Stock Issuance”) to the holders of record of Common Stock as of as of the close of business on the date of the Closing (the “Closing Date”) (other than (a) stockholders of Legacy Nuburu who waived their entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by executing a Written Consent (which, for clarity, excludes shares of Common Stock received as a result of the conversion of any Legacy Nuburu Note) and (b) Tailwind Sponsor LLC (the “Sponsor”), who waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance), with one share of Preferred Stock to be issued in respect of each such share of Common Stock. For clarity, any stockholders of Nuburu that elected to redeem their shares in connection with the Business Combination did not participate in the Preferred Stock Issuance with respect to the shares so redeemed, as such holders were not record holders of Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the Preferred Stock are set forth in the Certificate of Designations (as defined below).

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Business Combination Agreement, each Reporting Person acquired the securities of the Issuer reported herein.

Ms. Garling is the trustee of the Trust and as such exercises voting and investment control over the shares held by the Trust. Ms. Garling may also be deemed to have voting and dispositive control over the shares held by W-G Investments, LLC of which she is a member and of which her spouse, Thomas J. Wilson is the sole manager. As the sole manager of W-G Investments, LLC, Mr. Wilson has voting and investment control over the shares held by W-G Investments, LLC. Mr. Wilson is a former member of the Legacy Nuburu board of directors.

The securities of the Issuer reported herein are held by each Reporting Person for investment purposes. Each Reporting Person intends to evaluate on an ongoing basis this investment in the Issuer and each Reporting Person’s options with respect to the investment.

Each Reporting Person may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time or may dispose of any or all of such securities at any time.

From time to time, each Reporting Person may engage in discussions with the Issuer’s board of directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

Each Reporting Person reserves the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by each Reporting Person alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) Each Reporting Person did not engage in any transactions in securities of the Issuer during the sixty-day period prior to the filing of this Schedule 13D, other than the receipt of the securities reported herein upon the consummation of the business combination, as discussed in Item 3.

(d) The beneficiaries of the Trust may have the right to receive the proceeds from the sale of the shares owned by the Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Joint Filing Agreement

On February 8, 2023, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Certificate of Designations of Series A Preferred Stock

On the Closing Date, the Issuer filed a Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware to designate 25,000,000 shares as “Series A Preferred Stock” and establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Preferred Stock, which are described in more detail below.

Ranking

The Preferred Stock ranks senior to the Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer.

Dividends

Holders of Preferred Stock participate, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of Common Stock.

Conversion Rights

The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding) (the “Original Issuance Price”) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Any conversion will be settled only in shares of Common Stock; provided, that, upon any conversion that would result in the holders beneficially owning greater than 9.99% of the Issuer’s voting stock outstanding as of the conversion date or any individual holder beneficially owning Common Stock in excess of the maximum number of shares of Common Stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of Common Stock equal to the last reported price per share of the Common Stock on the trading day immediately preceding the conversion date.

Mandatory Conversion

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, the Issuer may elect to convert all, but not less than all, of the Preferred Stock then outstanding into Common Stock at a conversion rate with respect to each share of Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Voting Rights

The holders of Preferred Stock are not entitled to vote at or receive notice of any meeting of stockholders, except the holders of Preferred Stock are entitled to certain consent rights on matters related to (i) the creation or authorization of the creation of any equity or debt securities of the Issuer that rank senior or equal to certain rights of the Preferred Stock and (ii) the authorization of any adverse change to the powers, preferences, or special rights of the Preferred Stock set forth in the Issuer’s Certificate of Incorporation or Bylaws, and have voting rights as required by law.

Redemption

On the second anniversary of the Closing Date (the “Test Date”), the Issuer must redeem the maximum portion of the Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price as of such date if the Conversion Price exceeds the VWAP. If, on the Test Date, the Conversion Price is equal to or less than the VWAP, the Issuer must convert all shares of Preferred Stock then outstanding into shares of Common Stock at the then applicable Conversion Price. Notwithstanding the foregoing, the Issuer shall not be required to redeem any shares of Preferred Stock to the extent the Issuer does not have legally available funds to effect such redemption. The mandatory redemption and conversion provisions described herein are further subject to certain limitations detailed in the Certificate of Designations.

The Certificate of Designations is attached hereto as Exhibit 2 and is incorporated herein by reference.

Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, on August 5, 2022, the Issuer entered into that certain Amended and Restated Registration Rights and Lock-Up Agreement with the Holders (as defined therein) (as amended on November 22, 2022 and January 31, 2023 and as may be further amended from time to time, the “Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. Further, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as such term is defined in the Registration Rights and Lock-Up Agreement) held by all New Holders (as defined in the Registration Rights and Lock-Up Agreement), may demand at any time or from time to time that the Issuer file a registration statement on Form S-1 or Form S-3 to register the resale of certain shares of Common Stock held by such Holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In addition, subject to certain exceptions, each Holder shall not transfer any Restricted Securities (each as defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder until the end of the Lock-up Period applicable to such Holder. “Lock-up Period” shall mean:

(a)

for the “Nuburu Holders” (as so listed in Schedule A to the Registration Rights and Lock-Up Agreement (which includes Wilson-Garling 2020 Family Trust uad 9/20/20 and W-G Investments, LLC)), and the Anzu SPVs (as defined in the Registration Rights and Lock-Up Agreement), the period beginning on the Closing Date and ending on the earliest of: (i) the date that is 180 days from the Closing Date, (ii) if the volume weighted-average price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

(b)

for the persons designated as “Founder Holders” on Schedule A of the Registration Rights and Lock-Up Agreement, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is four (4) years from the Closing Date, (ii) (A) for 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date that is 180 days from the Closing Date or if the VWAP of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, (B) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price (as defined in the Registration Rights and Lock-Up Agreement) of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, (C) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, and (D) for the remaining 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date; or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, that, for the avoidance of doubt, the Lock-up Period for any Restricted Securities for which the Lock-up Period has not ended on the fourth-year anniversary of the Closing Date shall end on the fourth-year anniversary of the Closing Date; and

(c)

for the Periscope Holder and the CCM Holder (each as defined in the Registration Rights and Lock-Up Agreement), the period beginning on the Closing Date and ending on the earliest of (i) September 30, 2023, or (ii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Notwithstanding the foregoing, (i) a Holder may transfer any shares of Converted Common Stock (as such term is defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP (as defined in the Registration Rights and Lock-Up Agreement) per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) an Anzu SPV may transfer any shares of Common Stock received by such Holder at the effective time as aggregate common stock merger consideration that are beneficially owned or owned of record by such Anzu SPV at any time if the sale price of the Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and (iii) a CCM Holder may at any time transfer any shares of Common Stock that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the transfer occurs (x) equals or exceeds the VWAP per share of Common Stock for the previous Trading Day, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); provided, however, that any such transfer(s) by the CCM Holder may not exceed more than 20% of the traded volume on the date of transfer.

The Registration Rights and Lock-Up Agreement and the amendments thereto are attached hereto as Exhibits 3, 4, 5 and 6 respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated February 8, 2023.

2	Certificate of Designations of Series A Preferred Stock (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2023).

3	Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

4	Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated November 22, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

5	Second Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January, 31, 2023).

6	Third Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2023).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Wilson-Garling 2020 Family Trust uad 9/20/20

By:	/s/ Jill Garling
Name:	Jill Garling, as Trustee

Jill Garling

By:	/s/ Jill Garling